Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2018 and 2017 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three months ended June 30, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months then ended, and related notes, including a summary of significant accounting policies “(collectively referred to as the consolidated financial statements)”. Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the financial position of the Company as at June 30, 2018 and 2017, and of its consolidated financial performance for the three-month periods then ended, as well as of its consolidated financial performance and its consolidated cash flows for the six-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ DELOITTE & TOUCHE

Deloitte & Touche
Taipei, Taiwan
Republic of China
August 7, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2018 (Reviewed)		December 31, 2017 (Audited)		June 30, 2017 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$43,843,635	9	$28,824,935	7	$48,310,402	11
Financial assets at fair value through profit or loss (Notes 3, 5 and 7)	277,105	—	—	—	6,832	—
Hedging derivative financial assets (Notes 3, 5 and 22)	—	—	—	—	1,058	—
Held-to-maturity financial assets (Notes 3, 5 and 10)	—	—	—	—	899,971	—
Contract assets (Notes 3, 5 and 31)	5,233,204	1	—	—	—	—
Trade notes and accounts receivable, net (Notes 3, 4, 5, 11 and 31)	29,224,452	6	31,941,094	7	29,643,388	6
Receivables from related parties (Note 40)	30,816	—	49,367	—	24,094	—
Inventories (Notes 5, 12 and 41)	11,938,340	3	8,839,615	2	9,328,484	2
Prepayments (Notes 5, 13 and 40)	5,688,779	1	2,188,173	—	5,215,370	1
Other current monetary assets (Note 14)	6,618,969	1	5,308,060	1	6,612,319	1
Other current assets (Notes 5, 21 and 41)	3,677,085	1	2,182,758	—	2,112,743	—

Total current assets	106,532,385	22	79,334,002	17	102,154,661	21

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Notes 3, 4, 5 and 8)	7,051,912	1	—	—	—	—
Available-for-sale financial assets (Notes 3, 5 and 9)	—	—	3,125,086	1	2,491,816	1
Financial assets carried at cost (Notes 3, 5 and 15)	—	—	2,625,785	1	2,237,026	—
Investments accounted for using equity method (Note 17)	2,558,978	1	2,546,374	—	2,468,264	1
Contract assets (Notes 3, 5 and 31)	2,562,011	1	—	—	—	—
Property, plant and equipment (Notes 18, 40 and 41)	285,685,468	59	288,707,910	64	283,306,433	62
Investment properties (Note 19)	8,042,960	2	8,047,793	2	8,099,686	2
Intangible assets (Note 20)	52,804,547	11	54,883,268	12	45,631,364	10
Deferred income tax assets (Note 3)	3,268,615	1	2,730,093	1	2,363,259	1
Incremental costs of obtaining contracts (Notes 3, 5 and 31)	1,841,140	—	—	—	—	—
Net defined benefit assets (Notes 3 and 29)	1,183,712	—	12,979	—	1,071,670	—
Prepayments (Notes 13 and 40)	3,374,837	1	3,573,345	1	3,820,016	1
Other noncurrent assets (Notes 21 and 41)	5,372,022	1	5,536,487	1	4,858,195	1

Total noncurrent assets	373,746,202	78	371,789,120	83	356,347,729	79

TOTAL	$480,278,587	100	$451,123,122	100	$458,502,390	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 23 and 41)	$80,000	—	$70,000	—	$124,500	—
Financial liabilities at fair value through profit or loss (Notes 3, 5 and 7)	423	—	578	—	9	—
Hedging derivative financial liabilities (Notes 3, 5 and 22)	—	—	850	—	—	—
Hedging financial liabilities (Notes 3, 5 and 22)	300	—	—	—	—	—
Contract liabilities (Notes 3, 5, 28 and 31)	9,735,037	2	—	—	—	—
Trade notes and accounts payable (Note 25)	17,114,532	4	19,395,889	4	14,901,599	3
Payables to related parties (Note 40)	425,115	—	684,185	—	547,663	—
Current tax liabilities (Notes 3 and 5)	4,587,071	1	4,725,698	1	4,281,362	1
Dividends payables (Note 30)	37,204,714	8	—	—	38,336,525	8
Other payables (Note 26)	22,892,445	5	25,001,401	6	21,082,066	5
Provisions (Notes 5 and 27)	104,675	—	188,744	—	125,239	—
Advance receipts (Notes 3, 5 and 28)	—	—	8,841,858	2	8,825,425	2
Other current liabilities (Note 5)	1,297,166	—	1,081,156	—	1,223,322	—

Total current liabilities	93,441,478	20	59,990,359	13	89,447,710	19

NONCURRENT LIABILITIES
Contract liabilities (Notes 3, 5, 28 and 31)	2,359,992	1	—	—	—	—
Long-term loans (Notes 24 and 41)	1,600,000	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Notes 3 and 5)	2,039,672	—	1,429,592	—	1,473,279	—
Provisions (Note 27)	81,464	—	78,513	—	67,728	—
Customers’ deposits (Note 40)	4,627,456	1	4,671,441	1	4,524,221	1
Net defined benefit liabilities (Notes 3 and 29)	2,036,452	—	2,703,569	1	1,544,390	—
Deferred revenue (Notes 3 and 5)	—	—	3,612,391	1	3,549,119	1
Other noncurrent liabilities (Note 5)	4,725,710	1	3,457,677	1	3,776,509	1

Total noncurrent liabilities	17,470,746	3	17,553,183	4	16,535,246	3

Total liabilities	110,912,224	23	77,543,542	17	105,982,956	22

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 5, 16 and 30)
Common stocks	77,574,465	16	77,574,465	17	77,574,465	17

Additional paid-in capital	170,831,097	36	169,466,883	38	168,641,040	37

Retained earnings
Legal reserve	77,574,465	16	77,574,465	17	77,574,465	17
Special reserve	2,675,419	1	2,680,823	1	2,680,823	1
Unappropriated earnings	31,191,321	6	37,202,683	8	20,038,860	5

Total retained earnings	111,441,205	23	117,457,971	26	100,294,148	23

Other adjustments	79,507	—	382,666	—	(198,013)	—

Total equity attributable to stockholders of the parent	359,926,274	75	364,881,985	81	346,311,640	77
NONCONTROLLING INTERESTS (Notes 5, 16 and 30)	9,440,089	2	8,697,595	2	6,207,794	1

Total equity	369,366,363	77	373,579,580	83	352,519,434	78

TOTAL	$480,278,587	100	$451,123,122	100	$458,502,390	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 3, 5, 31, 40 and 45)	$53,658,359	100	$55,671,141	100	$107,290,717	100	$110,204,541	100
OPERATING COSTS (Notes 3, 5, 12, 29, 32, 40 and 45)	33,192,438	62	35,077,964	63	67,642,805	63	69,698,727	63

GROSS PROFIT	20,465,921	38	20,593,177	37	39,647,912	37	40,505,814	37

OPERATING EXPENSES (Notes 3, 5, 29, 32 , 40 and 45)
Marketing	5,955,611	11	6,153,233	11	11,608,425	11	12,435,493	11
General and administrative	1,168,462	2	1,157,162	2	2,359,436	2	2,321,637	2
Research and development	909,341	2	958,799	2	1,834,845	2	1,879,279	2
Expected credit loss	370,045	1	—	—	767,965	1	—	—

Total operating expenses	8,403,459	16	8,269,194	15	16,570,671	16	16,636,409	15

OTHER INCOME AND EXPENSES (Notes 20 and 32 )	(9,178)	—	(4,600)	—	(80,500)	—	(16,745)	—

INCOME FROM OPERATIONS	12,053,284	22	12,319,383	22	22,996,741	21	23,852,660	22

NON-OPERATING INCOME AND EXPENSES
Interest income	58,737	—	63,236	—	97,656	—	106,966	—
Other income (Notes 32 and 40)	301,468	1	444,455	1	357,628	—	504,251	—
Other gains and losses (Notes 32 and 40)	12,490	—	(44,171)	—	(20,798)	—	(22)	—
Interest expenses	(4,318)	—	(5,065)	—	(8,704)	—	(10,767)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 17)	109,024	—	95,553	—	191,672	—	219,620	—

Total non-operating income and expenses	477,401	1	554,008	1	617,454	—	820,048	—

INCOME BEFORE INCOME TAX	12,530,685	23	12,873,391	23	23,614,195	21	24,672,708	22
INCOME TAX EXPENSE (Notes 3, 5 and 33)	2,467,300	5	2,095,276	4	4,553,306	4	4,051,137	4

NET INCOME	10,063,385	18	10,778,115	19	19,060,889	17	20,621,571	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Note 3)	(453,053)	(1)	—	—	(687,185)	(1)	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 22)	$(347)	—	$—	—	$550	—	$—	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 33)	—	—	—	—	207,269	—	—	—

	(453,400)	(1)	—	—	(479,366)	(1)	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	118,276	—	28,912	—	66,352	—	(185,017)	—
Unrealized loss on available-for-sale financial assets (Note 32)	—	—	(355,939)	(1)	—	—	(29,211)	—
Cash flow hedges (Notes 22 and 32)	—	—	2,267	—	—	—	1,645	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 17)	1,424	—	40	—	2,259	—	(3,043)	—
Income tax benefit relating to items that may be reclassified subsequently to profit or loss (Note 33)	—	—	1,353	—	—	—	1,829	—

	119,700	—	(323,367)	(1)	68,611	—	(213,797)	—

Total other comprehensive loss, net of income tax	(333,700)	(1)	(323,367)	(1)	(410,755)	(1)	(213,797)	—

TOTAL COMPREHENSIVE INCOME	$9,729,685	17	$10,454,748	18	$18,650,134	16	$20,407,774	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,861,497	18	$10,445,027	19	$18,589,021	17	$20,038,472	18
Noncontrolling interests	201,888	—	333,088	—	471,868	—	583,099	—

	$10,063,385	18	$10,778,115	19	$19,060,889	17	$20,621,571	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,523,931	17	$10,114,581	18	$18,166,311	16	$19,845,863	18
Noncontrolling interests	205,754	—	340,167	—	483,823	—	561,911	—

	$9,729,685	17	$10,454,748	18	$18,650,134	16	$20,407,774	18

EARNINGS PER SHARE (Notes 5 and 34)
Basic	$1.27		$1.35		$2.40		$2.58

Diluted	$1.27		$1.35		$2.39		$2.58

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 16, 22 and 30)
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Available-	Unrealized Gain or Loss on Financial Assets at Fair Value Through		Gain or		Noncontrolling
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	for-sale Financial Assets	Other Comprehensive Income	Cash Flow Hedges	Loss on Hedging Instruments	Total	Interests (Notes 16 and 30)	Total Equity
BALANCE, JANUARY 1, 2017	$77,574,465	$168,542,486	$77,574,465	$2,675,419	$38,342,317	$46,068	$(50,885)	$—	$(587)	$—	$364,703,748	$6,495,922	$371,199,670
Appropriation of 2016 earnings
Provision for special reserve	—	—	—	5,404	(5,404)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336,525)	—	—	—	—	—	(38,336,525)	—	(38,336,525)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(937,141)	(937,141)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	12,523	—	—	—	—	—	—	—	—	12,523	1,937	14,460
Partial disposal of interests in subsidiaries	—	76,714	—	—	—	—	—	—	—	—	76,714	29,217	105,931
Net income for the six months ended June 30, 2017	—	—	—	—	20,038,472	—	—	—	—	—	20,038,472	583,099	20,621,571
Other comprehensive income (loss) for the six months ended June 30, 2017	—	—	—	—	—	(167,854)	(26,400)	—	1,645	—	(192,609)	(21,188)	(213,797)

Total comprehensive income for the six months ended June 30, 2017	—	—	—	—	20,038,472	(167,854)	(26,400)	—	1,645	—	19,845,863	561,911	20,407,774

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	10,827	10,827
Net increase in noncontrolling interests	—	9,317	—	—	—	—	—	—	—	—	9,317	45,121	54,438

BALANCE, JUNE 30, 2017	$77,574,465	$168,641,040	$77,574,465	$2,680,823	$20,038,860	$(121,786)	$(77,285)	$—	$1,058	$—	$346,311,640	$6,207,794	$352,519,434

BALANCE, JANUARY 1, 2018	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$37,202,683	$(174,593)	$558,109	$—	$(850)	$—	$364,881,985	$8,697,595	$373,579,580
Effect of retrospective application (Note 5)	—	—	—	—	12,393,167	—	(558,109)	883,420	850	(850)	12,718,478	(3,945)	12,714,533

(Continued)

	Equity Attributable to Stockholders of the Parent (Notes 16, 22 and 30)
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Available-	Unrealized Gain or Loss on Financial Assets at Fair Value Through		Gain or		Noncontrolling
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	for-sale Financial Assets	Other Comprehensive Income	Cash Flow Hedges	Loss on Hedging Instruments	Total	Interests (Notes 16 and 30)	Total Equity
BALANCE, JANUARY 1, 2018 AS ADJUSTED	77,574,465	169,466,883	77,574,465	2,680,823	49,595,850	(174,593)	—	883,420	—	(850)	377,600,463	8,693,650	386,294,113
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5,404)	5,404	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,204,714)	—	—	—	—	—	(37,204,714)	—	(37,204,714)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(958,446)	(958,446)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(8)	—	—	—	—	—	—	—	—	(8)	46	38
Partial disposal of interests in subsidiaries	—	521,400	—	—	—	—	—	—	—	—	521,400	205,280	726,680
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	776,781	—	—	—	—	—	—	—	—	776,781	699,899	1,476,680
Net income for the six months ended June 30, 2018	—	—	—	—	18,589,021	—	—	—	—	—	18,589,021	471,868	19,060,889
Other comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	205,760	62,527	—	(691,547)	—	550	(422,710)	11,955	(410,755)

Total comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	18,794,781	62,527	—	(691,547)	—	550	18,166,311	483,823	18,650,134

Share-based payment transactions of subsidiaries	—	12,119	—	—	—	—	—	—	—	—	12,119	37,637	49,756
Net increase in noncontrolling interests	—	53,922	—	—	—	—	—	—	—	—	53,922	278,200	332,122

BALANCE, JUNE 30, 2018	$77,574,465	$170,831,097	$77,574,465	$2,675,419	$31,191,321	$(112,066)	$—	$191,873	$—	$(300)	$359,926,274	$9,440,089	$369,366,363

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$23,614,195	$24,672,708
Adjustments for:
Depreciation	13,758,900	14,304,497
Amortization	2,174,887	1,800,014
Amortization of incremental costs of obtaining contracts	1,098,411	—
Expected credit loss	767,965	—
Provision for doubtful accounts	—	390,948
Interest expenses	8,704	10,767
Interest income	(97,656)	(106,966)
Dividend income	(231,439)	(311,737)
Compensation cost of share-based payment transactions	16,457	10,827
Share of profits of associates and joint ventures accounted for using equity method	(191,672)	(219,620)
Loss on disposal of property, plant and equipment	29,750	16,745
Gain on disposal of financial instruments	(5,763)	(2,705)
Loss on disposal of investments accounted for using equity method	125	—
Provision for inventory and obsolescence	36,161	18,279
Impairment loss on intangible assets	50,750	—
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	(238)	(8,180)
Loss (gain) on foreign exchange, net	(2,598)	46,693
Changes in operating assets and liabilities
Decrease (increase) in:
Financial assets held for trading	—	218
Financial assets mandatorily measured at fair value through profit or loss	(218,837)	—
Contract assets	2,186,835	—
Trade notes and accounts receivable	1,978,138	1,139,938
Receivables from related parties	18,551	(10,295)
Inventories	(3,266,972)	(1,923,989)
Prepayments	(3,309,726)	(2,815,864)
Other current monetary assets	(244,262)	(177,526)
Other current assets	(1,362,241)	9,034
Incremental cost of obtaining contracts	(465,408)	—
Increase (decrease) in:
Contract liabilities	1,464,855	—
Trade notes and accounts payable	(2,283,165)	(3,908,330)
Payables to related parties	(259,070)	(214,410)
Other payables	(2,578,299)	(3,193,527)
Provisions	6,454	8,153
Advance receipts	—	(464,870)
Other operating liabilities	239,161	(81,512)

(Continued)

	Six Months Ended June 30
	2018	2017
Deferred revenue	$—	$2,927
Net defined benefit plans	(1,837,850)	(145,458)

Cash generated from operations	31,095,103	28,846,759
Interest paid	(8,704)	(10,771)
Income tax paid	(6,638,622)	(2,267,471)

Net cash provided by operating activities	24,447,777	26,568,517

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	(200,000)	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(3,229,100)	(3,586,180)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	2,750,005	2,462,900
Proceeds from disposal of held-to-maturity financial assets	—	1,240,000
Proceeds from disposal of financial assets carried at cost	—	7,292
Proceeds from capital reduction of financial assets carried at cost	—	500
Proceeds from disposal of investments accounted for using equity method	3,379	—
Proceeds from capital reduction of investments accounted for using equity method	19,184	—
Acquisition of property, plant and equipment	(11,214,349)	(9,689,999)
Proceeds from disposal of property, plant and equipment	24,246	797
Acquisition of intangible assets	(146,874)	(78,099)
Acquisition of investment properties	(5,557)	—
Decrease (increase) in other noncurrent assets	(28,165)	50,712
Interest received	93,094	111,780
Cash dividends received	—	79,929

Net cash used in investing activities	(11,934,137)	(9,400,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	210,000	3,268,500
Repayment of short-term loans	(200,000)	(3,282,000)
Decrease in customers’ deposits	(45,502)	(110,361)
Increase in other noncurrent liabilities	102,282	2,991
Partial disposal of interests in subsidiaries without losing control	593,969	105,931
Change in other noncontrolling interests	1,842,101	54,438

Net cash provided by financing activities	2,502,850	39,499

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,210	2,412

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,018,700	17,210,060
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,824,935	31,100,342

CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,843,635	$48,310,402

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 7, 2018.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017. Please refer to the consolidated financial statements for the year ended December 31, 2017 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) endorsed by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2018	December 31, 2017	June 30, 2017	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	28	29	29	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	57	67	67	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100	c.
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2018	December 31, 2017	June 30, 2017	Note
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100	d.
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	—	e.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	—	—	—	f.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	89
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	—	g.
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	60	—	—	h.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2018	December 31, 2017	June 30, 2017	Note
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	—	100	100	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	36	38	41	j.
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	—	—	100	k.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	—	100	100	l.
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	100	m.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	75	n.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 28.18% as of June 30, 2018. Chunghwa had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.

b.

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43% as of June 30 and December 31, 2017. CHIEF issued new shares in March 2018 as its employees exercised their options. In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s equity ownership interest in CHIEF decreased to 60.28% as of June 30, 2018.

c.	Chunghwa International Yellow Pages Co., Ltd. changed its name to CHYP Multimedia Marketing & Communications Co., Ltd. starting from September 4, 2017.

d.	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

e.	Chunghwa invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.

f.	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.

g.	SENAO invested 100% equity shares of SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”) in November 2017.

h.	LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018.

i.	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

j.

CHI did not participate in the capital increase of CHPT in September 2017 and disposed some shares of CHPT from April to June 2018. Therefore, its ownership interest in CHPT decreased to 36.04% as of June 30, 2018. However, considering the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.

l.	SEITS completed its liquidation in March 2018.

m.	SITJ was approved to end and dissolve its business in April 2018. The liquidation of SITJ is still in process.

n.	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2018:

Other Significant Accounting Policies

The Company initial applied IFRS 9 “Financial Instruments’’ and IFRS 15 “Revenue from Contracts with Customers’’ on January 1, 2018, and elected not to restate the figures in comparative periods. Different accounting policies for each accounting periods as a result of the application of new accounting standards are listed by year separately.

a.	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings. The effect of a change in tax rate resulting from a change in tax law is recognized in consistent with the accounting for the transaction itself for which the tax consequence arises from, and is recognized in profit or loss or other comprehensive income in full in the period in which the change in tax rate occurs.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

a)	Measurement category

2018

i.	Financial assets at fair value through profit and loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 39.

ii.	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

a.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

b.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

iii.	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2017

i.	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is held for trading.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

ii.	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

iii.	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks and non-listed stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

iv.	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

b)	Impairment of financial assets

2018

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2017

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When trade notes and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

c)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

2018

On derecognition of a financial asset measured at amortized cost in its entirely, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirely, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

2017

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

2)	Financial liabilities

a)	Subsequent measurement Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

b)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

3)	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

For derivatives embedded in non-derivative host contracts that are financial assets within the scope of IFRS 9, the whole hybrid contracts shall be measured as one and the classification is determined by the entire hybrid contract. For derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities), the embedded derivatives are separated from the host contract when (1) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (2) the risks and economic characteristics of the embedded derivatives are not closely related to those of the host contracts; and (3) the hybrid contracts are not measured at FVTPL.

4)	Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Before 2018, hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship; when the hedging instrument expired or was sold, terminated, or exercised; or when the hedging instrument no longer met the criteria for hedge accounting. Starting from 2018, the Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

d.	Revenue recognition of the contract with the customer

2018

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are derecognized and accounts receivable is recognized when the amount become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

2017

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

1)	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

2)	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

3)	The amount of revenue can be measured reliably;

4)	It is probable that the economic benefits associated with the transaction will flow to the Company; and

5)	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

e.	Incremental costs of obtaining contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the following items, for the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2017.

a.	Impairment of trade notes and accounts receivable

2018

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 11. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2017

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

b.	Judgment of business model of the financial assets classification

2018

The Company determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgments reflecting all relevant evidence including how the performance of the assets is evaluated and their performance measured, the risks that affect the performance of the assets and how these are managed and how the managers of the assets are compensated. The Company monitors financial assets measured at amortized cost that are derecognized prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business model for which the assets was held. If business model is changed, a prospective change to the classification of those financial assets is applied.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC issued by the IASB and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Refer to Note 3 for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement category		Carrying amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$28,824,935	$28,824,935	a	)
Equity securities	Available-for-sale	FVTPL	53,888	53,888	b	)
	Available-for-sale	FVOCI- equity investments	5,696,983	7,538,848	b	)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	40,158,885	40,158,885	a	)
Financial Liabilities
Short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposit and loan-term loans	Amortized cost	Amortized cost	39,725,662	39,725,662
Derivatives	Held-for-trading	FVTPL	578	578
	Hedging derivative financial liabilities	Hedging financial liabilities	850	850	c	)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings effect on January 1, 2018	Other adjustment effect on January 1, 2018	Noncontrolling interests effect on January 1, 2018	Note
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$—
Add: reclassification from available for sale (IAS 39)—mandatory reclassification	—	53,888	—	53,888	6,149	(6,149)	—	b	)

	—	53,888	—	53,888	6,149	(6,149)	—

Financial liabilities measured at FVTPL	(578)	—	—	(578)	—	—	—

Financial assets measured at FVOCI— equity investments	—	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39)—designated at January 1, 2018	—	5,696,983	1,841,865	7,538,848	1,515,525	327,177	(837)	b	)

	—	5,696,983	1,841,865	7,538,848	1,515,525	327,177	(837)

Financial assets measured at Amortized cost	—	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	68,983,820	—	68,983,820	—	—	—	a	)

	—	68,983,820	—	68,983,820	—	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(39,725,662)	—	(39,725,662)	—	—	—

(Continued)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings effect on January 1, 2018	Other adjustment effect on January 1, 2018	Noncontrolling interests effect on January 1, 2018	Note
	—	(39,725,662)	—	(39,725,662)	—	—	—

Hedging financial liabilities	—	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(850)	—	(850)	—	—	—	c	)

	—	(850)	—	(850)	—	—	—

Total	$(578)	$35,008,179	$1,841,865	$36,849,466	$1,521,674	$321,028	$(837)

(Concluded)

a)

Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classified as loans and receivables under IAS 39 are now classified as financial assets measured at amortized cost with assessment of expected credit loss.

b)

The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to FVTPL and designated at FVOCI in accordance with IFRS 9. As a result, the related other equity—unrealized gain (loss) on available-for-sale financial assets was reclassified $6,149 thousand to retained earnings and $556,243 thousand to other equity—unrealized gain or loss on financial assets at FVOCI.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values. As a result, financial assets at FVOCI and other equity—unrealized gain or loss on financial assets at FVOCI were increased by $1,841,865 thousand and $1,842,702 thousand, respectively, and noncontrolling interest was decreased by $837 thousand.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39. Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,515,525 thousand in other equity—unrealized gain or loss on financial assets at FVOCI and an increase of the $1,515,525 thousand in retained earnings on January 1, 2018.

c)

Due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

As the Company expects there is no tax obligations upon the disposal of the available-for-sale financial assets, the deferred income tax liabilities was decreased by $1,175 thousand, unrealized gain or loss on available-for-sale financial assets was increased by $4,283 thousand and noncontrolling interests was decreased by of $3,108 thousand, respectively.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. Please refer to Note 3 for related accounting policies.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining contracts will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying Amounts Before Retrospective Adjustments as of January 1, 2018	Adjustments Arising from Initial Application	Carrying Amounts After Retrospective Adjustments as of January 1, 2018
Contract assets—current	$—	$6,065,126	$6,065,126

Trade notes and accounts receivable, net	$31,941,094	(117,911)	$31,823,183

Inventories	$8,839,615	(132,086)	$8,707,529

Prepayments- current	$2,188,173	(7,628)	$2,180,545

Other current assets	$2,182,758	132,086	$2,314,844

Contract assets—noncurrent	$—	3,916,924	$3,916,924

Incremental costs of obtaining contracts	$—	2,474,143	$2,474,143

Total effect on assets		$12,330,654

Contract liabilities—current	$—	$8,003,855	$8,003,855

Current tax liabilities	$4,725,698	2,226,691	$6,952,389

Provisions—current	$188,744	(87,572)	$101,172

Advance receipts	$8,841,858	(8,841,858)	$—

Other current liabilities	$1,081,156	71,690	$1,152,846

Contract liabilities—noncurrent	$—	2,626,319	$2,626,319

Deferred revenue	$3,612,391	(3,612,391)	$—

Other noncurrent liabilities	$3,457,677	1,072,427	$4,530,104

Total effect on liabilities		$1,459,161

Total effect on equity (unappropriated earnings)	$37,202,683	$10,871,493	$48,074,176

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

June 30, 2018
Contract assets—current	$5,233,204
Trade notes and accounts receivable, net	(121,641)
Inventories	(82,004)
Prepayments—current	(9,783)
Other current assets	82,004
Contract assets—noncurrent	2,562,011
Incremental costs of obtaining contracts	1,841,140

Assets	$9,504,931

Contract liabilities—current	$9,735,037
Current tax liabilities	1,633,171
Provisions—current	(53,936)
Advance receipts	(10,388,466)
Other current liabilities	214,798
Contract liabilities—noncurrent	2,359,992
Deferred revenue	(3,376,220)
Other noncurrent liabilities	1,057,526

Liabilities	$1,181,902

Equity (unappropriated earnings)	$8,323,029

Impact on items of statement of comprehensive income for current period

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Revenues	$(2,249,369)	$(2,506,826)
Operating costs	360,846	702,101
Operating expenses	82,231	(66,943)

Income from operations	(2,692,446)	(3,141,984)
Income tax expense	(508,917)	(593,520)

Net income	$(2,183,529)	$(2,548,464)

Decrease in net income attributable to:
Stockholders of the parent	$(2,183,529)	$(2,548,464)
Noncontrolling interests	—	—

	$(2,183,529)	$(2,548,464)

Impact on earnings per share:
Basic earnings per share	$(0.28)	$(0.33)

Diluted earnings per share	$(0.28)	$(0.33)

b.

Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers for application starting from 2019 and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC) and Interpretations of IAS (SIC) endorsed by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019 (Note 2)
IFRS 16	Leases	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 3)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

Note 1:	Unless stated otherwise, the above new, amended or revised standards and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits the election for early adoption of the amendments starting from 2018.

Note 3:	The Company shall apply these amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements.

IFRS	16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Upon the initial application of IFRS 16, the Company anticipates reassessing whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Contracts that are reassessed as leases or containing a lease will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon the initial application of IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value and short-term leases will be recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Company will present the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liability will be classified within financing activities; cash payments for interest portion will be classified within operating activities.

The Company will not make any adjustments for leases in which the Company is a lessor and will account for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company anticipates applying IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information will not be restated.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB

6.	CASH AND CASH EQUIVALENTS

	June 30, 2018	December 31, 2017	June 30, 2017
Cash
Cash on hand	$297,645	$382,694	$247,128
Bank deposits	8,634,060	7,877,605	5,511,017

	8,931,705	8,260,299	5,758,145

Cash equivalents (investments with maturities of less than three months)
Commercial paper	13,890,087	10,178,512	15,215,588
Negotiable certificate of deposit	17,600,000	7,950,000	25,750,000
Time deposits	3,421,843	2,436,124	1,586,669

	34,911,930	20,564,636	42,552,257

	$43,843,635	$28,824,935	$48,310,402

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Bank deposits	0.00%-0.38%	0.00%-0.70%	0.00%-0.65%
Commercial paper	0.37%-0.48%	0.32%-0.40%	0.32%-0.38%
Negotiable certificate of deposit	0.40%-0.50%	0.40%-0.50%	0.36%-0.50%
Time deposits	0.13%-4.40%	0.52%-4.40%	0.59%-4.00%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS—CURRENT

	June 30, 2018	December 31, 2017	June 30, 2017
Financial assets
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—	$6,832

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$83	$—	$—
Hybrid financial assets
Financial commodities	277,022	—	—

	$277,105	$—	$—

Financial liabilities
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$423	$578	$9

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2018

Forward exchange contracts—buy	EUR/NT$	2018.09-12	EUR9,496/NT$336,469
Forward exchange contracts—buy	US$/NT$	2018.07	US$160/NT$4,795

December 31, 2017

Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR1,942/NT$69,061
Forward exchange contracts—buy	US$/NT$	2018.01	US$4,190/NT$125,481

June 30, 2017

Forward exchange contracts—buy	EUR/NT$	2017.09	EUR3,012/NT$98,549
Forward exchange contracts—buy	US$/NT$	2017.07	US$6,500/NT$196,915

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

SENAO entered into financial commodities with a bank. As the contractual terms to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the financial commodities are assessed and classified as mandatorily measured at FVTPL according to IFRS 9.

Outstanding financial commodities as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2018
Financial commodities	RMB	2018.07-08	RMB60,100

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME—NONCURRENT—2018

June 30, 2018
Domestic investments
Listed stocks	$2,509,683
Non-listed stocks	4,234,052
Foreign investments
Non-listed stocks	308,177

$7,051,912

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes. These investments in equity instruments were classified as available-for-sale financial assets under IAS 39. Refer to Notes 5, 9 and 15 for information relating to their reclassification and comparative information for 2017.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT—2017

	December 31, 2017	June 30, 2017
Equity securities
Listed stocks	$3,125,086	$2,491,816

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the six months ended June 30, 2017.

10. HELD-TO-MATURITY FINANCIAL ASSETS—CURRENT—2017

	December 31, 2017	June 30, 2017
Corporate bonds	$—	$899,971

The related information of corporate bonds as of balance sheet dates was as follows:

	December 31, 2017	June 30, 2017
Corporate bonds
Par value	$—	$900,000

Nominal interest rate	—	1.18%-1.35%
Effective interest rate	—	1.20%-1.35%
Average remaining maturity life	—	0.17 year

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2018	December 31, 2017	June 30, 2017
Trade notes and accounts receivable	$31,931,069	$34,058,443	$31,669,743
Less: Allowance doubtful account	(2,706,617)	(2,117,349)	(2,026,355)

	$29,224,452	$31,941,094	$29,643,388

Six months ended June 30, 2018

The average credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below.

June 30, 2018

	Not past due	Past due Less than 30 days	Pass due 31 to 60 days	Pass due 61 to 90 days	Pass due 91 to 120 days	Pass due 121 to 180 days	Pass due Over 181 days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	3%-32%	8%-69%	17%-82%	33%-89%	65%-95%	100%
Gross carrying amount	$22,461,178	$271,156	$82,695	$48,452	$38,079	$44,519	$451,394	$23,397,473
Loss allowance (Lifetime ECL)	(57,493)	(26,194)	(24,715)	(25,668)	(30,325)	(28,786)	(451,394)	(644,575)

Amortized cost	$22,403,685	$244,962	$57,980	$22,784	$7,754	$15,733	$—	$22,752,898

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,322,849	$194,526	$199,021	$153,293	$110,110	$120,882	$1,546,997	$6,647,678
Loss allowance (Lifetime ECL)	(153,555)	(77,882)	(79,682)	(61,374)	(44,084)	(48,397)	(1,546,997)	(2,011,971)

Amortized cost	$4,169,294	$116,644	$119,339	$91,919	$66,026	$72,485	$—	$4,635,707

Note a:	Please refer to Note 45 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When customer is the government or its affiliates, it is expected that no credit loss will occur. For those who had bounced or exchanged checks as well as those accounts receivable were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased when the overdue days increases.

Movements of the allowance for doubtful accounts were as follows:

Six Months Ended June 30, 2018
Balance at January 1, 2018	$2,117,349
Add: Provision of impairment loss	733,036
Less: Amounts written off	(143,768)

Balance at June 30, 2018	$2,706,617

Six months ended June 30, 2017

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31, 2017	June 30, 2017
Non-overdue	$30,031,885	$28,060,939
Less than 30 days	1,280,443	1,063,174
31-60 days	484,795	376,448
61-90 days	278,242	254,830
91-120 days	253,318	234,741
121-180 days	122,086	122,438
More than 181 days	1,607,674	1,557,173

	$34,058,443	$31,669,743

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	December 31, 2017	June 30, 2017
Less than 30 days	$328,438	$173,579
31-60 days	36,253	41,062
61-90 days	7,279	42,167
91-120 days	69,486	144,267
121-180 days	549	626
More than 181 days	6,572	7,494

	$448,577	$409,195

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2017	$805,145	$967,880	$1,773,025
Add: Provision for (reversal of) doubtful accounts	394,765	(16,391)	378,374
Deduct: Amounts written off	(2,422)	(122,622)	(125,044)

Balance on June 30, 2017	$1,197,488	$828,867	$2,026,355

12.	INVENTORIES

	June 30, 2018	December 31, 2017	June 30, 2017
Merchandise	$4,091,754	$5,133,528	$5,474,278
Project in process	5,542,199	1,390,212	1,581,453
Work in process	134,701	151,804	102,736
Raw materials	94,341	88,726	96,196

	9,862,995	6,764,270	7,254,663
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	76,612	76,612	75,088

	$11,938,340	$8,839,615	$9,328,484

The operating costs related to inventories were $10,321,106 thousand (including the valuation loss on inventories of $3,685 thousand) and $22,612,202 thousand (including the valuation loss on inventories of $36,161 thousand) for the three months and six months ended June 30, 2018, respectively. The operating costs related to inventories were $12,314,478 thousand (including the valuation loss on inventories of $5,631 thousand) and $24,933,532 thousand (including the valuation loss on inventories of $18,279 thousand) for the three months and six months ended June 30, 2017, respectively.

As of June 30, 2018, December 31, 2017 and June 30, 2017, inventories of $2,075,345 thousand, $2,075,345 thousand and $2,073,821 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on June 30, 2018, December 31, 2017 and June 30, 2017 was for Qingshan Sec., Dayuan Dist., Taoyuan City project developed by LED.

13.	PREPAYMENTS

	June 30, 2018	December 31, 2017	June 30, 2017
Prepaid salary and bonus	$3,259,058	$—	$3,274,717
Prepaid rents	2,722,397	2,687,513	2,912,366
Others	3,082,161	3,074,005	2,848,303

	$9,063,616	$5,761,518	$9,035,386

(Continued)

	June 30, 2018	December 31, 2017	June 30, 2017
Current
Prepaid salary and bonus	$3,259,058	$—	$3,274,717
Prepaid rents	978,617	812,148	999,894
Others	1,451,104	1,376,025	940,759
	$5,688,779	$2,188,173	$5,215,370
Noncurrent
Prepaid rents	$1,743,780	$1,875,365	$1,912,472
Others	1,631,057	1,697,980	1,907,544
	$3,374,837	$3,573,345	$3,820,016

(Concluded)

14.	OTHER CURRENT MONETARY ASSETS

	June 30, 2018	December 31, 2017	June 30, 2017
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,564,577	$4,053,637	$4,644,121
Others	2,054,392	1,254,423	1,968,198

	$6,618,969	$5,308,060	$6,612,319

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.65%	0.06%-4.15%	0.06%-1.95%

15.	FINANCIAL ASSETS CARRIED AT COST—2017

	December 31, 2017	June 30, 2017
Non-listed stocks
Domestic	$2,331,798	$1,943,464
Foreign	293,987	293,562

	$2,625,785	$2,237,026

Since the fair values of the above non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company disposed financial assets carried at cost with carrying amount of $4,587 thousand and recognized the disposal gain of $2,705 thousand for the six months ended June 30, 2017.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the six months ended June 30, 2017.

16.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries		June 30, 2018	December 31, 2017	June 30, 2017
SENAO	Taiwan	72%	71%	71%
CHPT	Taiwan	64%	62%	59%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
SENAO	$22,953	$174,301	$145,227	$281,405

CHPT	$129,394	$120,726	$232,175	$232,098

	Accumulated Noncontrolling Interests
	June 30, 2018	December 31, 2017	June 30, 2017
SENAO	$4,141,198	$4,257,408	$3,864,973
CHPT	3,715,091	3,555,563	1,693,613
Individually immaterial subsidiaries with noncontrolling interests	1,583,800	884,624	649,208

	$9,440,089	$8,697,595	$6,207,794

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	June 30, 2018	December 31, 2017	June 30, 2017
Current assets	$7,695,127	$7,584,225	$8,680,845
Noncurrent assets	2,626,939	2,686,696	2,584,900
Current liabilities	(4,524,176)	(4,203,944)	(5,739,935)
Noncurrent liabilities	(154,280)	(160,366)	(152,429)

Equity	$5,643,610	$5,906,611	$5,373,381

Equity attributable to the parent	$1,502,412	$1,649,203	$1,508,408
Equity attributable to noncontrolling interests	4,141,198	4,257,408	3,864,973

	$5,643,610	$5,906,611	$5,373,381

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Revenues and income	$7,283,122	$8,961,369	$16,181,178	$17,685,429
Costs and expenses	7,251,502	8,714,663	15,974,890	17,286,907

Profit for the period	$31,620	$246,706	$206,288	$398,522

Profit attributable to the parent	$8,667	$72,405	$61,061	$117,117
Profit attributable to the noncontrolling interests	22,953	174,301	145,227	281,405

Profit for the period	$31,620	$246,706	$206,288	$398,522

Other comprehensive income (loss) attributable to the parent	$1,370	$2,624	$4,105	$(6,520)
Other comprehensive income (loss) attributable to the noncontrolling interests	2,482	6,356	4,135	(16,131)

Other comprehensive income (loss) for the period	$3,852	$8,980	$8,240	$(22,651)

Total comprehensive income attributable to the parent	$10,037	$75,029	$65,166	$110,597
Total comprehensive income attributable to the noncontrolling interests	25,435	180,657	149,362	265,274

Total comprehensive income for the period	$35,472	$255,686	$214,528	$375,871

	Six Months Ended June 30
	2018	2017
Net cash flow from operating activities	$101,423	$84,633
Net cash flow from investing activities	(171,899)	(23,361)
Net cash flow from financing activities	327,165	40,881
Effect of exchange rate changes on cash and cash equivalents	73	(2,078)

Net cash inflow	$256,762	$100,075

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	June 30, 2018	December 31, 2017	June 30, 2017
Current assets	$4,811,936	$4,495,601	$1,849,042
Noncurrent assets	2,440,125	2,167,138	1,979,918
Current liabilities	(1,442,429)	(899,079)	(967,291)
Noncurrent liabilities	(1,173)	(997)	(1,305)

Equity	$5,808,459	$5,762,663	$2,860,364

Equity attributable to CHI	$2,093,368	$2,207,100	$1,166,751
Equity attributable to noncontrolling interests	3,715,091	3,555,563	1,693,613

	$5,808,459	$5,762,663	$2,860,364

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Revenues and income	$893,709	$840,958	$1,638,699	$1,636,124
Costs and expenses	687,737	637,063	1,266,146	1,244,133

Profit for the period	$205,972	$203,895	$372,553	$391,991

Profit attributable to CHI	$76,578	$83,169	$140,378	$159,893
Profit attributable to the noncontrolling interests	129,394	120,726	232,175	232,098

Profit for the period	$205,972	$203,895	$372,553	$391,991

Other comprehensive income (loss) attributable to CHI	$388	$423	$480	$(1,276)
Other comprehensive income (loss) attributable to the noncontrolling interests	505	614	653	(1,853)

Other comprehensive income (loss) for the period	$893	$1,037	$1,133	$(3,129)

Total comprehensive income attributable to CHI	$76,966	$83,592	$140,858	$158,617
Total comprehensive income attributable to the noncontrolling interests	129,899	121,340	232,828	230,245

Total comprehensive income for the period	$206,865	$204,932	$373,686	$388,862

	Six Months Ended June 30
	2018	2017
Net cash flow from operating activities	$506,418	$540,759
Net cash flow from investing activities	(320,521)	(479,332)
Effect of exchange rate changes on cash and cash equivalents	565	(2,961)

Net cash inflow	$186,462	$58,466

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

SENAO transferred its treasury stock to employees in June 2017 and June 2018 and the Company’s ownership interest in SENAO decreased to 29.18% and 28.18% as of June 30, 2017 and 2018, respectively. See Note 35(b) for details.

CHI disposed some shares of CHPT from April to June 2018. Therefore, the Company’s ownership interest in CHPT decreased to 36.04% as of June 30, 2018.

CHIEF issued new shares in March 2018 as its employees exercised their options. In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s equity ownership interest in CHIEF decreased to 60.28% as of June 30, 2018. See Note 35(c)(d) for details.

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s ownership interest in CHIEF decreased to 70.43% as of June 30, 2017.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	Six Months Ended June 30, 2018
	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-Based Payment of CHIEF
Cash consideration received from noncontrolling interests	$327,122	$593,969	$1,476,680	$132,711	$33,299
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(273,200)	(187,027)	(699,899)	(18,253)	(21,180)

Differences arising from equity transactions	$53,922	$406,942	$776,781	$114,458	$12,119

(Continued)

	Six Months Ended June 30, 2018
	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-Based Payment of CHIEF
Line items for equity transaction adjustments
Additional paid-in capital—difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$406,942	$—	$114,458	$—

Additional paid-in capital—arising from changes in equities of subsidiaries	$53,922	$—	$776,781	$—	$12,119

(Concluded)

	Six Months Ended June 30, 2017
	Chunghwa and CHI Disposed Some Shares of CHIEF	SENAO Transfered its Treasury Stock
Cash consideration received from noncontrolling interests	$105,931	$54,438
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(29,217)	(45,121)

Differences arising from equity transactions	$76,714	$9,317

Line items for equity transaction adjustments
Additional paid-in capital—difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$76,714	$—

Additional paid-in capital—arising from changes in equities of subsidiaries	$—	$9,317

17.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2018	December 31, 2017	June 30, 2017
Investments in associates	$2,558,978	$2,546,374	$2,466,367
Investments in joint ventures	—	—	1,897

	$2,558,978	$2,546,374	$2,468,264

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2018	December 31, 2017	June 30, 2017

Listed

Senao Networks, Inc. (“SNI”)	$846,702	$862,116	$761,576

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	541,654	472,505	517,989
International Integrated System, Inc. (“IISI”)	305,618	296,333	285,578
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	274,799	256,323	227,276
Skysoft Co., Ltd. (“SKYSOFT”)	135,699	139,741	142,794
KingwayTek Technology Co., Ltd. (“KWT”)	128,362	128,269	117,407
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	110,783	136,885	129,876
So-net Entertainment Taiwan Limited (“So-net”)	99,421	104,171	113,337
Taiwan International Ports Logistics Corporation (“TIPL”)	47,465	49,631	51,437
Click Force Co., Ltd. (“CF”)	38,442	38,175	37,021
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	20,357	25,006	29,045
Alliance Digital Tech Co., Ltd. (“ADT”)	9,676	14,488	29,568
HopeTech Technologies Limited (“HopeTech”)	—	22,731	23,463
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	$2,558,978	$2,546,374	$2,466,367

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	June 30, 2018	December 31, 2017	June 30, 2017
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	32	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26	26
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40

(Continued)

	% of Ownership and Voting Rights
	June 30, 2018	December 31, 2017	June 30, 2017
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22	22	22
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
HopeTech Technologies Limited (“HopeTech”)	—	45	45
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20

(Concluded)

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
The Company’s share of profits	$109,024	$95,571	$191,672	$220,399
The Company’s share of other comprehensive income (loss)	1,424	40	2,259	(3,043)

The Company’s share of total comprehensive income	$110,448	$95,611	$193,931	$217,356

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
SNI	$2,437,118	$2,130,406	$2,321,065

HopeTech returned the proceeds of $19,184 thousand as a result of capital reduction in January 2018. The Company received $3,379 thousand by disposing all shares of HopeTech in June 2018 and recognized disposal loss of $125 thousand. HopeTech engages mainly in sale of information and communication technologies products.

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 26% to 22%. DZIM engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	June 30, 2018	December 31, 2017	June 30, 2017	June 30, 2018	December 31, 2017	June 30, 2017
Non-listed
Chunghwa Benefit One Co., Ltd. (“CBO”)	$—	$—	$1,897	—	—	50
Huada Digital Corporation (“HDD”)	—	—	—	—	—	—

	$—	$—	$1,897

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017.

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. HDD completed its liquidation in March 2017.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
The Company’s share of loss	$—	$(18)	$—	$(779)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$—	$(18)	$—	$(779)

The Company’s share of loss of joint ventures was recorded based on the reviewed financial statements.

18.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Cost
Balance on January 1, 2017	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127
Additions	—	—	10,474	22,052	126,259	190	128,240	6,273,014	6,560,229
Disposal	(5)	(3,886)	(2,097)	(449,042)	(6,116,340)	(27,605)	(124,768)	—	(6,723,743)
Effect of foreign exchange differences	—	—	—	(534)	(127,594)	(61)	(3,691)	(49)	(131,929)
Others	166,107	1,854	3,978,485	123,380	8,802,950	3,534	524,094	(13,651,886)	(51,482)

Balance on June 30, 2017	$104,038,171	$1,578,861	$71,724,675	$13,990,673	$718,377,751	$3,842,459	$9,466,811	$12,761,801	$935,781,202

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)
Depreciation expenses	—	(25,266)	(728,841)	(612,436)	(12,381,019)	(197,179)	(349,313)	—	(14,294,054)
Disposal	—	3,873	2,097	445,728	6,103,150	27,576	123,777	—	6,706,201
Effect of foreign exchange differences	—	—	—	255	32,163	61	1,758	—	34,237
Others	—	1,087	127,979	14,410	10,700	(4,971)	(111,991)	—	37,214

Balance on June 30, 2017	$—	$(1,268,920)	$(26,190,053)	$(11,733,722)	$(602,732,186)	$(3,411,577)	$(7,138,311)	$—	$(652,474,769)

Balance on January 1, 2017, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

Balance on June 30, 2017, net	$104,038,171	$309,941	$45,534,622	$2,256,951	$115,645,565	$430,882	$2,328,500	$12,761,801	$283,306,433

Cost
Balance on January 1, 2018	$104,079,190	$1,594,899	$72,694,050	$14,161,797	$722,054,435	$3,834,372	$9,514,875	$18,526,814	$946,460,432
Additions	—	—	10,654	22,716	34,440	270	89,053	10,595,308	10,752,441
Disposal	(19,069)	—	(23)	(370,490)	(18,408,488)	(16,540)	(320,254)	—	(19,134,864)
Effect of foreign exchange differences	—	—	—	66	38,743	53	941	77	39,880
Others	10,558	1,429	(7,566)	65,418	11,536,249	4,867	279,212	(11,893,271)	(3,104)

Balance on June 30, 2018	$104,070,679	$1,596,328	$72,697,115	$13,879,507	$715,255,379	$3,823,022	$9,563,827	$17,228,928	$938,114,785

Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,292,527)	$(26,798,694)	$(11,787,847)	$(607,154,914)	$(3,513,529)	$(7,205,011)	$—	$(657,752,522)
Depreciation expenses	—	(23,515)	(676,658)	(516,672)	(12,097,795)	(95,823)	(338,047)	—	(13,748,510)
Disposal	—	—	23	360,056	18,387,020	16,516	317,253	—	19,080,868
Effect of foreign exchange differences	—	—	—	(43)	(13,858)	(28)	(530)	—	(14,459)
Others	—	(18)	10,149	34	13,851	(2,977)	(15,733)	—	5,306

Balance on June 30, 2018	$—	$(1,316,060)	$(27,465,180)	$(11,944,472)	$(600,865,696)	$(3,595,841)	$(7,242,068)	$—	$(652,429,317)

Balance on January 1, 2018, net	$104,079,190	$302,372	$45,895,356	$2,373,950	$114,899,521	$320,843	$2,309,864	$18,526,814	$288,707,910

Balance on June 30, 2018, net	$104,070,679	$280,268	$45,231,935	$1,935,035	$114,389,683	$227,181	$2,321,759	$17,228,928	$285,685,468

(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the six months ended June 30, 2018 and 2017.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

19.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2017	$9,194,652
Reclassification	(7,351)

Balance on June 30, 2017	$9,187,301

Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080,119)
Depreciation expense	(10,443)
Reclassification	2,947

Balance on June 30, 2017	$(1,087,615)

Balance on January 1, 2017, net	$8,114,533

Balance on June 30, 2017, net	$8,099,686

Cost
Balance on January 1, 2018	$9,134,817
Additions	5,557

Balance on June 30, 2018	$9,140,374

Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087,024)
Depreciation expense	(10,390)

Balance on June 30, 2018	$(1,097,414)

Balance on January 1, 2018, net	$8,047,793

Balance on June 30, 2018, net	$8,042,960

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2017 and 2016 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2018 and 2017 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Fair value	$17,728,012	$17,728,012	$17,778,228

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.46%-2.20%
Profit margin ratio	12%-20%	12%-20%	10%-20%
Discount rate	1.04%	1.04%	1.04%
Capitalization rate	0.47%-1.69%	0.47%-1.69%	0.43%-1.78%

All of the Company’s investment properties are held under freehold interest.

20.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2017	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523
Additions-acquired separately	—	77,230	—	869	78,099
Disposal	—	(315,535)	—	(18)	(315,553)
Effect of foreign exchange difference	—	(194)	—	(113)	(307)

Balance on June 30, 2017	$59,209,000	$3,169,593	$236,200	$414,969	$63,029,762

Accumulated amortization and impairment
Balance on January 1, 2017	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)
Amortization expenses	(1,535,926)	(252,375)	—	(11,713)	(1,800,014)
Disposal	—	315,535	—	18	315,553
Effect of foreign exchange difference	—	159	—	3	162

Balance on June 30, 2017	$(14,948,638)	$(2,350,018)	$(18,055)	$(81,687)	$(17,398,398)

Balance on January 1, 2017, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

Balance on June 30, 2017, net	$44,260,362	$819,575	$218,145	$333,282	$45,631,364

Cost
Balance on January 1, 2018	$70,144,000	$3,311,610	$236,200	$418,150	$74,109,960
Additions-acquired separately	—	144,183	—	2,691	146,874
Disposal	—	(304,540)	—	(58,009)	(362,549)
Effect of foreign exchange difference	—	148	—	16	164

Balance on June 30, 2018	$70,144,000	$3,151,401	$236,200	$362,848	$73,894,449

Accumulated amortization and impairment
Balance on January 1, 2018	$(16,674,565)	$(2,431,797)	$(26,677)	$(93,653)	$(19,226,692)
Amortization expenses	(1,952,651)	(210,677)	—	(11,559)	(2,174,887)
Disposal	—	304,540	—	58,009	362,549
Impairment losses	—	—	—	(50,750)	(50,750)
Effect of foreign exchange difference	—	(121)	—	(1)	(122)

Balance on June 30, 2018	$(18,627,216)	$(2,338,055)	$(26,677)	$(97,954)	$(21,089,902)

Balance on January 1, 2018, net	$53,469,435	$879,813	$209,523	$324,497	$54,883,268

Balance on June 30, 2018, net	$51,516,784	$813,346	$209,523	$264,894	$52,804,547

For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $10,935,000 thousand in November 2017.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $50,750 thousand for the six months ended June 30, 2018. The recoverable amount was based on the value in use. The aforementioned impairment loss was included in other income and expenses of statement of comprehensive income.

21.	OTHER ASSETS

	June 30, 2018	December 31, 2017	June 30, 2017
Spare parts	$3,474,198	$2,058,769	$1,931,563
Refundable deposits	1,753,306	1,860,364	1,556,280
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,821,603	2,800,112	2,483,095

	$9,049,107	$7,719,245	$6,970,938

Current
Spare parts	$3,474,198	$2,058,769	$1,931,563
Others	202,887	123,989	181,180

	$3,677,085	$2,182,758	$2,112,743

Noncurrent
Refundable deposits	$1,753,306	$1,860,364	$1,556,280
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,618,716	2,676,123	2,301,915

	$5,372,022	$5,536,487	$4,858,195

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

22.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

2018

Chunghwa’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks does not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for foreign currency risk.

June 30, 2018

		Notional Amount		Forward	Line item in		Carrying amount		Change in fair values of hedging instruments used for calculating hedge
Hedging instruments	Currency	(In Thousands)	Maturity	Rate	balance sheet		Asset	Liability	ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	EUR/NT$	EUR10,520/ NT$372,822	2018.09	$35.44	Hedging financial assets (liabilities	)	$—	$300	$550

	Change in value of hedged item used for calculating hedge ineffectiveness	Accumulated gain or loss on hedging instruments in other equity
Hedged items		Continuing hedges	Hedge accounting no longer applied
Cash flow hedge
Forecast equipment purchases	$(550)	$(300)	$—

Six months ended June 30, 2018

	Comprehensive income
				Reclassification from equity to profit or loss and the adjusted line item
Hedge transaction	Hedging gain or loss recognized in OCI	Amount of hedge ineffectiveness recognized in profit or loss	Line item in which hedge ineffectiveness is included	Amount reclassified to P/L and the adjusted line item		Due to hedged future cash flows no longer expected to occur
Cash flow hedge
Forecast equipment purchases	$550	$—	—	$(6,123 Construction in progress and equipment to be accepted	)	$(297 Other gains and losses	)

2017

The hedging policy of 2017 for foreign currency risk is the same as that in 2018. The hedging instrument was showed as follows:

	December 31, 2017	June 30, 2017
Hedging financial Assets
Cash flow hedge—forward exchange contracts	$—	$1,058

Hedging financial Liabilities
Cash flow hedge—forward exchange contracts	$850	$—

For the three months and six months ended June 30, 2017, gain arising from changes in fair value of the hedged items recognized in other comprehensive income was $2,267 thousand and $1,645 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

No reclassification was made from equity to profit or loss for the six months ended June 30, 2017.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (Thousands)
December 31, 2017
Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR3,963/NT$	141,605

June 30, 2017
Forward exchange contracts—buy	EUR/NT$	2017.09	EUR1,135/NT$	38,340

Gain (losses) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Construction in progress and equipment to be accepted	$143	$(4,416)

23.	SHORT-TERM LOANS

	June 30, 2018	December 31, 2017	June 30, 2017
Secured loans (Note 41)	$—	$—	$20,000
Unsecured loans	80,000	70,000	104,500

	$80,000	$70,000	$124,500

The annual interest rates of loans were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Secured loans	—	—	1.98%
Unsecured loans	1.35%-2.35%	2.15%-2.19%	1.95%-2.25%

24.	LONG-TERM LOANS

	June 30, 2018	December 31, 2017	June 30, 2017
Secured loans (Note 41)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Secured loans	0.91%	0.91%	0.92%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is extended to September 2021.

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2018	December 31, 2017	June 30, 2017
Trade notes and accounts payable	$17,114,532	$19,395,889	$14,901,599

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	June 30, 2018	December 31, 2017	June 30, 2017
Accrued salary and compensation	$5,530,139	$9,748,433	$5,853,453
Accrued compensation to employees and remuneration to directors and supervisors	2,854,397	1,948,821	2,939,306
Payables to contractors	1,683,217	2,057,651	686,859
Payables to equipment suppliers	1,605,945	1,689,685	687,124
Amounts collected for others	1,207,224	1,202,933	1,324,629

(Continued)

	June 30, 2018	December 31, 2017	June 30, 2017
Accrued maintenance costs	$974,846	$1,081,473	$1,000,813
Accrued franchise fees	577,836	1,248,010	632,476
Others	8,458,841	6,024,395	7,957,406

	$22,892,445	$25,001,401	$21,082,066

(Concluded)

27.	PROVISIONS

	June 30, 2018	December 31, 2017	June 30, 2017
Warranties	$137,003	$131,789	$123,813
Employee benefits	44,769	43,429	40,291
Trade-in right	—	87,572	24,446
Others	4,367	4,467	4,417

	$186,139	$267,257	$192,967

Current	$104,675	$188,744	$125,239
Noncurrent	81,464	78,513	67,728

	$186,139	$267,257	$192,967

	Warranties	Employee Benefits	Trade-in right	Others	Total
Balance on January 1, 2017	$110,975	$38,014	$31,378	$4,447	$184,814
Additional provisions recognized	44,178	2,435	—	—	46,613
Used / forfeited during the period	(31,340)	(158)	(6,932)	(30)	(38,460)

Balance on June 30, 2017	$123,813	$40,291	$24,446	$4,417	$192,967

Balance on January 1, 2018	$131,789	$43,429	$87,572	$4,467	$267,257
Effect of retrospective application of IFRS 15	—	—	(87,572)	—	(87,572)

Balance on January 1, 2018 as adjusted	131,789	43,429	—	4,467	179,685
Additional provisions recognized	60,356	2,556	—	—	62,912
Used / forfeited during the period	(55,142)	(1,216)	—	(100)	(56,458)

Balance on June 30, 2018	$137,003	$44,769	$—	$4,367	$186,139

a.

The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for trade-in right in 2017 was based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision was recognized as a reduction of revenue in the period in which the goods are sold.

28.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. For those obliged to transfer good and service in order to collect consideration from customer, they were retrospectively reclassified as contract liabilities starting from 2018. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $716,395 thousand as of June 30, 2018.

29.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $2,118,583 thousand and $337,686 thousand to its pension fund as of March 31, 2018 and 2017, respectively.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2017 and 2016 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Operating costs	$448,846	$433,725	$898,152	$867,348
Marketing expenses	221,833	211,829	444,045	423,385
General and administrative expenses	40,867	38,700	81,264	77,655
Research and development expenses	26,849	24,239	53,402	48,575

	$738,395	$708,493	$1,476,863	$1,416,963

30.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2018	December 31, 2017	June 30, 2017
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2018, the outstanding ADSs were 245,087 thousand common stocks, which equaled 24,509 thousand units and represented 3.16% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2018 and 2017 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2017	$147,329,386	$76,972	$390,030	$84,850	$13,170	$20,648,078	$168,542,486
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	12,523	—	—	—	—	12,523
Partial disposal of interests in subsidiaries	—	—	—	76,714	—	—	76,714
Treasury stock transfer of subsidiaries	—	—	9,317	—	—	—	9,317

Balance on June 30, 2017	$147,329,386	$89,495	$399,347	$161,564	$13,170	$20,648,078	$168,641,040

Balance on January 1, 2018	$147,329,386	$90,937	$1,221,046	$161,243	$16,193	$20,648,078	$169,466,883
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(8)	—	—	—	—	(8)
Partial disposal of interests in subsidiaries	—	—	—	521,400	—	—	521,400
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	776,781	—	—	—	776,781
Share-based payment transactions of subsidiaries	—	—	12,119	—	—	—	12,119
Treasury stock transfer of subsidiaries	—	—	53,922	—	—	—	53,922

Balance on June 30, 2018	$147,329,386	$90,929	$2,063,868	$682,643	$16,193	$20,648,078	$170,831,097

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from claimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2017 and 2016 earnings of Chunghwa approved by the stockholders in their meetings on June 15, 2018 and June 23, 2017 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2016	For Fiscal Year 2017	For Fiscal Year 2016
Provision for (reversal of) special reserve	$(5,404)	$5,404
Cash dividends	37,204,714	38,336,525	$4.796	$4.9419

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on available-for-sale financial assets

Balance on January 1,2017	$(50,885)
Unrealized gain or loss on available-for-sale financial assets	(28,028)
Income tax relating to unrealized gain or loss on available- for-sale financial assets	1,628

Balance on June 30, 2017	$(77,285)

Balance on January 1, 2018 under IAS 39	$558,109
Effect of retrospective application of IFRS 9	(558,109)

Balance on January 1, 2018 under IFRS 9	$—

3)	Unrealized gain or loss on financial assets at FVOCI

Six Months Ended June 30 2018
Balance on January 1, 2018 under IAS 39	$—
Effect of retrospective application of IFRS 9	883,420

Balance on January 1, 2018 under IFRS 9	883,420
Unrealized gain or loss for the period Equity instruments	(691,547)

Balance on June 30, 2018	$191,873

e.	Noncontrolling interests

	Six Months Ended June 30
	2018	2017
Beginning balance	$8,697,595	$6,495,922
Effect of retrospective application	(3,945)	—

Beginning balance as adjusted	8,693,650	6,495,922
Shares attributed to noncontrolling interests
Net income for the period	471,868	583,099
Exchange differences arising from the translation of the foreign operations	5,610	(18,605)
Unrealized gain or loss on financial assets at FVOCI	4,362	—
Unrealized gain or loss on available-for-sale financial assets	—	(1,183)
Income tax relating to unrealized gain or loss on available- for-sale financial assets	—	201

(Continued)

	Six Months Ended June 30
	2018	2017
Income tax relating to remeasurments of defined benefit pension plans	$1,509	$—
Share of other comprehensive income (loss) of associates accounted for using equity method	474	(1,601)
Cash dividends distributed by subsidiaries	(958,446)	(937,141)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	46	1,937
Partial disposal of interests in subsidiaries	205,280	29,217
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	699,899	—
Share-based payment transactions of subsidiaries	37,637	10,827
Increase in noncontrolling interests	278,200	45,121

Ending balance	$9,440,089	$6,207,794

(Concluded)

31.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Revenue from contracts with customers	$53,462,923	$55,362,050	$106,898,858	$109,712,864

Other revenues Rental income	158,936	159,145	315,269	312,103
Other	36,500	149,946	76,590	179,574

	195,436	309,091	391,859	491,677

	$53,658,359	$55,671,141	$107,290,717	$110,204,541

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

The main source of revenue of the Company includes various telecommunications services in different streams, the information of disaggregation of revenue please refer to Note 45.

b.	Contract balances

June 30, 2018
Trade notes and accounts receivable (Note 11)	$29,224,452

Contract assets
Sale of products	$7,673,573
Other	121,642

$7,795,215

(Continued)

June 30, 2018
Current	$5,233,204
Non-current	2,562,011

$7,795,215

Contract liabilities
Telecommunications business	$8,545,266
Project business	3,316,914
Other	232,849

$12,095,029

Current	$9,735,037
Non-current	2,359,992

$12,095,029

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the fulfillment of performance obligations and the payments collected from customers.

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

Six Months Ended June 30, 2018
Telecommunications business	$2,969,213
Project business	296,313
Other	329,781

$3,595,307

c.	Incremental costs of obtaining contracts

June 30, 2018
Noncurrent
Incremental costs of obtaining contracts	$1,841,140

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable; therefore, incremental costs of obtaining contracts are recognized as an asset. Amortization recognized in the three months and six months ended June 30, 2018 are $646,135 thousand and $1,098,411 thousand, respectively.

32.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Loss on disposal of property, plant and equipment	$(9,178)	$(4,600)	$(29,750)	$(16,745)
Impairment loss on intangible assets	—	—	(50,750)	—

	$(9,178)	$(4,600)	$(80,500)	$(16,745)

2)	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Dividend income	$231,439	$311,737	$231,439	$311,737
Rental income	17,149	16,469	34,608	25,565
Others	52,880	116,249	91,581	166,949

	$301,468	$444,455	$357,628	$504,251

3)	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net foreign currency exchange gains (losses)	$37,320	$(49,731)	$3,820	$8,608
Gain on disposal of financial instruments	9	2,070	5,763	2,705
Valuation gains on financial assets and liabilities at fair value through profit	657	11,078	238	8,180
Losses on disposal of financial instruments	(125)	—	(125)	—
Others	(25,371)	(7,588)	(30,494)	(19,515)

	$12,490	$(44,171)	$(20,798)	$(22)

4)	Impairment loss (reversal of impairment loss) on financial instruments

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Trade notes and accounts receivable	$412,648	$83,052	$733,036	$378,374

Other receivables	$(42,603)	$5,025	$34,929	$12,574

5)	Impairment loss on non-finacial assets

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Inventories	$3,685	$5,631	$36,161	$18,279

6)	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Property, plant and equipment	$6,858,279	$7,123,063	$13,748,510	$14,294,054
Investment properties	5,194	5,208	10,390	10,443
Intangible assets	1,104,904	897,394	2,174,887	1,800,014
Incremental costs of obtaining contracts	646,135	—	1,098,411	—

Total depreciation and amortization expenses	$8,614,512	$8,025,665	$17,032,198	$16,104,511

Depreciation expenses summarized by functions
Operating costs	$6,476,384	$6,639,827	$12,981,374	$13,374,712
Operating expenses	387,089	488,444	777,526	929,785

	$6,863,473	$7,128,271	$13,758,900	$14,304,497

Amortization expenses summarized by functions
Operating costs	$1,686,421	$822,250	$3,142,186	$1,646,199
Marketing expenses	31,076	39,711	65,315	80,419
General and administrative expenses	24,212	26,163	48,179	55,089
Research and development expenses	9,330	9,270	17,618	18,307

	$1,751,039	$897,394	$3,273,298	$1,800,014

7)	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Post-employment benefit
Defined contribution plans	$157,214	$147,183	$311,843	$291,574
Defined benefit plans	738,395	708,493	1,476,863	1,416,963

	895,609	855,676	1,788,706	1,708,537

Share-based payment
Equity-settled share—based payment	16,047	6,796	16,457	10,827

Other employee benefit
Salaries	6,663,177	6,555,305	13,194,176	13,039,503
Insurance	669,391	672,917	1,377,552	1,381,926
Others	3,718,788	3,777,867	7,309,306	7,601,522

	11,051,356	11,006,089	21,881,034	22,022,951

Total employee benefit expenses	$11,963,012	$11,868,561	$23,686,197	$23,742,315

Summary by functions
Operating costs	$6,172,477	$6,201,160	$12,304,402	$12,419,871
Operating expenses	5,790,535	5,667,401	11,381,795	11,322,444

	$11,963,012	$11,868,561	$23,686,197	$23,742,315

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2017 and 2016 approved by the Board of Directors on March 13, 2018 and March 7, 2017, respectively, were as follows.

	Cash
	2017	2016
Compensation distributed to the employees	$1,596,012	$1,702,164
Remuneration paid to the directors	40,750	42,087

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2018 and 2017 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Unrealized loss on available-for-sale financial assets Arising during the period	$(355,939)	$(29,211)

Cash flow hedges
Gain arising during the period	$2,124	$6,061
Reclassification adjustments included in profit or loss	—	—
Adjusted against the carrying amount of hedged items	143	(4,416)

	$2,267	$1,645

33.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Current tax
Current tax expenses recognized for the period	$2,448,416	$2,107,077	$4,226,290	$4,030,624
Income tax on unappropriated earnings	47,528	33,476	47,528	48,141
Income tax adjustments on prior years	(1,828)	(5,778)	(1,648)	(6,278)
Others	578	2,253	1,078	5,130

	2,494,694	2,137,028	4,273,248	4,077,617
Deferred tax
Deferred tax expenses recognized for the period	(47,165)	(41,752)	298,160	(26,480)
Income tax adjustments on prior years	19,771	—	19,550	—
Change in tax rate	—	—	(37,652)	—

	(27,394)	(41,752)	280,058	(26,480)

Income tax recognized in profit or loss	$2,467,300	$2,095,276	$4,553,306	$4,051,137

In February 2018, the Income Tax Act in the ROC was amended, the corporate income tax rate is adjusted from 17% to 20%. Deferred income tax resulting from the change in tax rate that shall recognize in profit or loss is recognized in full in the period in which the change in tax rate occurs. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings will be reduced from 10% to 5%.

b.	Income tax benefit recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Deferred tax benefit Change in tax rate	$—	$—	$(207,269)	$—
Unrealized gain or loss on available-for-sale financial assets	—	(1,353)	—	(1,829)

	$—	$(1,353)	$(207,269)	$(1,829)

c.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO and CHPT have been examined by the tax authorities through 2015. Income tax returns of CHSI, CHI, HHI, SFD, SHE, CHYP, LED, CHIEF, Unigate, CLPT, ISPOT, Youth, Youyi, Aval and CHST have been examined by the tax authorities through 2016.

34.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,861,497	$10,445,027	$18,589,021	$20,038,472
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(1,422)	(7)	(4,313)	(201)

Net income used to compute the diluted earnings per share	$9,860,075	$10,445,020	$18,584,708	$20,038,271

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,914	1,934	6,672	9,906

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,361	7,759,381	7,764,119	7,767,353

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

35.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$70.70 (Original price $93.00 )

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

The compensation costs of stock options granted on May 7, 2013 were $1,015 thousand and $4,059 thousand for the three months and six months ended June 30, 2017, respectively. No compensation costs was recognized for the three months and six months ended June 30, 2018.

SENAO modified the plan terms of the outstanding stock options in July 2017 and the exercise price changed from $76.10 to $70.70 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2018 and 2017 was as follows:

	Six Months Ended June 30
	2018		2017
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	5,926	$70.70	6,587	$76.10
Options forfeited	(124)	—	(394)	—

Options outstanding at end of the period	5,802	70.70	6,193	76.10

Option exercisable at end of the period	5,802	70.70	6,193	76.10

As of June 30, 2018, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,802	0.85	$70.70	5,802	$70.70

As of December 31, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,926	1.35	$70.70	5,926	$70.70

As of June 30, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,193	1.85	$76.10	6,193	$76.10

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer treasury stock 6,658 thousand shares to specific employees in April 2018. The aforementioned treasury stock transferred to employees were measured at the fair value on the grant date. The compensation cost of $15,564 thousand was recognized for the six months ended June 30, 2018.

The Board of Directors of SENAO resolved to transfer treasury stock 1,108 thousand shares to specific employees in May 2017. The aforementioned treasury stock transferred to employees were measured at the fair value of the grant date. The compensation cost of $4,793 thousand was recognized for the six months ended June 30, 2017.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

	Stock Options Granted on May 7, 2018	Stock Options Granted on May 23, 2017
Grant-date share price (NT$)	$51.60	$53.60
Exercise price (NT$)	$49.28	$49.28
Dividends yield	—	—
Risk-free interest rate	0.59%	0.59%
Expected life	18 days	9 days
Expected volatility	8.78%	12.35%
Weighted average fair value of grants (NT$)	$2.34	$4.33

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950	$147.00
2015.10.22	2015.10.22	2,000	$34.40 (Original price $43.00 )

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs of stock options granted on December 19, 2017 were $168 thousand and $262 thousand for the three months and six months ended June 30, 2018, respectively.

The compensation costs of stock options granted on October 22, 2015 were $315 thousand and $631 thousand for the three months and six months ended June 30, 2018, respectively. The compensation costs were $988 thousand and $1,975 thousand for the three months and six months ended June 30, 2017, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016 and the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2018 and 2017 was as follows:

	Six Months Ended June 30
	2018				2017
	Granted on December 19, 2017		Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	950.0	$147.00	1,936.0	$34.40	1,948.0	$34.40
Options exercised	—	—	(968.0)	34.40	—	—
Options forfeited	(12.0)	—	(16.5)	—	(4.0)	—

Options outstanding at end of the period	938.0	147.00	951.5	34.40	1,944.0	34.40

Option exercisable at end of the period	—	—	—	—	—	—

As of June 30, 2018, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	938.0	4.46	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	951.5	2.31	$34.40	—	$—

As of December 31, 2017, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	950.0	4.96	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,936.0	2.81	$34.40	968.0	$34.40

As of June 30, 2017, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,944.0	3.31	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$95.92	$39.55
Exercise price (NT$)	$147.00	$43.00
Dividends yield	—	—
Risk-free interest rate	0.62%	0.86%
Expected life	5 years	5 years
Expected volatility	17.35%	21.02%
Weighted average fair value of grants (NT$)	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHIEF

In March 2018, the Board of Directors of CHIEF approved the cash injection to issue 7,842 thousand shares and simultaneously reserved 1,176 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHIEF authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date. No compensation cost was recognized for the six months ended June 30, 2018.

CHIEF used the fair value method to evaluate the options granted to employees on May 22, 2018 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 22, 2018
Grant-date share price (NT$)	$156.41
Exercise price (NT$)	$170.00
Dividends yield	—
Risk-free interest rate	0.34%
Expected life	7 days
Expected volatility	14.33%
Weighted average fair value of grants (NT$)	$—

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

36.	NON-CASH TRANSACTIONS

For the six months ended June 30, 2018 and 2017, the Company entered into the following non-cash investing activities:

	Six Months Ended June 30
	2018	2017
Increase in property, plant and equipment	$10,752,441	$6,560,229
Changes in other payables	461,908	3,129,770

	$11,214,349	$9,689,999

37.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Within one year	$3,549,084	$2,918,651	$3,243,293
Longer than one year but within five years	6,938,736	5,796,026	6,708,978
Longer than five years	886,504	778,808	876,001

	$11,374,324	$9,493,485	$10,828,272

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Within one year	$369,746	$353,023	$383,620
Longer than one year but within five years	624,500	658,768	564,461
Longer than five years	210,179	242,799	307,466

	$1,204,425	$1,254,590	$1,255,547

38.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing toutstanding shares, and proceeds from new debt or repayment of debt.

39.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

June 30, 2017

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$899,971	$—	$901,118	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

June 30, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$83	$—	$83
Hybrid financial assets	—	277,022	—	277,022

	$—	$277,105	$—	$277,105

Financial assets at FVOCI
Equity investment	$2,509,683	$—	$4,542,229	$7,051,912

Financial liabilities at FVTPL
Derivatives	$—	$423	$—	$423

Hedging financial liabilities	$—	$300	$—	$300

December 31, 2017

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Equity investments	$3,125,086	$—	$—	$3,125,086

Financial liabilities at FVTPL
Derivatives	$—	$578	$—	$578

Hedging derivative financial liabilities	$—	$850	$—	$850

June 30, 2017

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$6,832	$—	$6,832

Hedging derivative financial assets	$—	$1,058	$—	$1,058

Available-for-sale financial assets
Listed securities
Equity investments	$2,491,816	$—	$—	$2,491,816

Financial liabilities at FVTPL
Derivatives	$—	$9	$—	$9

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2018 and 2017.

For financial assets measured at Level 3, there is no other reconciliation item except for the change in fair value that is recognized in other comprehensive income or loss.

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

3)

For hybrid financial assets, fair values are estimated based on the related financial instrument information provided by financial institution. The valuation is measured at the principal of deposit and the yield rate of the embedded instrument.

The fair values of non-listed domestic and foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

June 30, 2018
Discount for lack of marketability	14.25%-20.00%
Noncontrolling interests discount	23.00%-24.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

June 30, 2018
Discount for lack of marketability 5% decrease	$246,629

Noncontrolling interests discount 5% decrease	$21,480

Categories of Financial Instruments

	June 30, 2018	December 31, 2017	June 30, 2017
Financial assets
Measured at FVTPL
Held for trading	$—	$—	$6,832
Mandatorily at FVTPL	277,105	—	—
Hedging financial assets	—	—	1,058
Held-to-maturity financial assets	—	—	899,971
Loans and receivables (Note a)	—	68,983,820	87,146,483
Available-for-sale financial assets (Note b)	—	5,750,871	4,728,842

(Continued)

	June 30, 2018	December 31, 2017	June 30, 2017
Financial assets at amortized cost (Note a)	$82,471,178	$—	$—
Financial assets at FVOCI	7,051,912	—	—

Financial liabilities

Measured at FVTPL
Held for trading	423	578	9
Hedging financial liabilities	300	850	—
Measured at amortized cost (Note c)	75,559,726	39,725,662	72,323,815

(Concluded)

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables. Such amounts are reclassified as financial assets at amortized cost upon the application of IFRS 9 starting from 2018.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Assets
USD	$5,419,746	$5,584,064	$7,028,987
EUR	28,967	28,492	14,720
SGD	62,400	62,909	7,058
JPY	17,129	36,248	5,786
RMB	866	2,986	10,235
Liabilities
USD	5,419,231	4,963,953	5,456,329
EUR	1,328,259	1,322,803	524,590
SGD	48,242	96,442	770
JPY	10,863	11,934	6,645
RMB	—	25	246

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Assets
USD	$83	$—	$862
EUR	—	—	7,028
Liabilities
USD	—	484	9
EUR	723	944	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and RMB listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2018	2017
Profit or loss
Monetary assets and liabilities (a)
USD	$26	$78,633
EUR	(64,965)	(25,494)
SGD	708	314

(Continued)

	Six Months Ended June 30
	2018	2017
JPY	$313	$(43)
RMB	43	499
Derivatives (b)
USD	244	9,887
EUR	16,808	5,229
Equity
Derivatives (c)
EUR	18,620	1,970

(Concluded	)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Fair value interest rate risk
Financial assets (a)	$41,016,697	$25,911,422	$48,439,822
Cash flow interest rate risk
Financial assets	8,032,473	6,714,639	5,048,869
Financial liabilities	1,680,000	1,670,000	1,724,500

a)

The held-to-maturity financial assets held by the Company were fixed income securities. As held-to-maturity financial assets were measured at amortized cost, changes in interest rates would not affect their fair values. Therefore, such financial assets were not included in the above table.

Interest	rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $15,881 thousand and $8,311 thousand for the six months ended June 30, 2018 and 2017, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from equity securities investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pretax other comprehensive income would have increased/decreased by $352,596 thousand and $124,591 thousand as a result of the changes in fair value of financial assets at FVOCI for the six months ended June 30, 2018 and 2017, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
June 30, 2018

Non-derivative financial liabilities
Non-interest bearing	—	$38,636,621	$37,204,714	$1,795,471	$4,627,456	$—	$82,264,262
Floating interest rate instruments	0.97	20,000	—	60,000	1,600,000	—	1,680,000

		$38,656,621	$37,204,714	$1,855,471	$6,227,456	$—	$83,944,262

(Continued)

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
December 31, 2017

Non-derivative financial liabilities
Non-interest bearing	—	$41,884,644	$—	$3,196,831	$4,671,441	$—	$49,752,916
Floating interest rate instruments	0.97	50,000	—	20,000	1,600,000	—	1,670,000

		$41,934,644	$—	$3,216,831	$6,271,441	$—	$51,422,916

June 30, 2017

Non-derivative financial liabilities
Non-interest bearing	—	$34,703,797	$38,969,001	$1,195,055	$4,524,221	$—	$79,392,074
Floating interest rate instruments	1.00	—	54,500	70,000	1,600,000	—	1,724,500

		$34,703,797	$39,023,501	$1,265,055	$6,124,221	$—	$81,116,574

(Concluded)

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2018

Gross settled

Forward exchange contracts
Inflow	$4,878	$616,790	$91,778	$—	$713,446
Outflow	4,795	618,680	90,611	—	714,086

	$83	$(1,890)	$1,167	$—	$(640)

December 31, 2017

Gross settled

Forward exchange contracts
Inflows	$124,997	$173,068	$36,654	$—	$334,719
Outflows	125,481	174,021	36,645	—	336,147

	$(484)	$(953)	$9	$—	$(1,428)

June 30, 2017

Gross settled

Forward exchange contracts
Inflow	$197,768	$143,917	$—	$—	$341,685
Outflow	196,915	136,889	—	—	333,804

	$853	$7,028	$—	$—	$7,881

2)	Financing facilities

	June 30, 2018	December 31, 2017	June 30, 2017
Unsecured bank loan facility
Amount used	$80,000	$90,000	$104,500
Amount unused	41,326,900	45,748,967	36,256,067

	$41,406,900	$45,838,967	$36,360,567

(Continued)

	June 30, 2018	December 31, 2017	June 30, 2017
Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,620,000
Amount unused	1,890,000	1,910,000	210,000

	$3,490,000	$3,510,000	$1,830,000

			(Concluded	)

40.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnGenius Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks LIMITED (HK)	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
(Continued)

Company	Relationship
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Taoyuan Aerotropolis Co., Ltd.	Investor of significant influence over TASUI
(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Associates	$104,512	$65,348	$185,730	$146,629
Joint ventures	—	—	—	87
Others	18,120	14,324	36,912	30,117

	$122,632	$79,672	$222,642	$176,833

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Associates	$236,209	$310,672	$489,637	$595,610
Joint ventures	—	—	—	2,247
Others	4,199	8,674	66,777	61,200

	$240,408	$319,346	$556,414	$659,057

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Associates	$7,799	$4,707	$15,611	$15,885
Others	8	9	17	17

	$7,807	$4,716	$15,628	$15,902

3)	Receivables

	June 30, 2018	December 31, 2017	June 30, 2017
Associates	$24,596	$43,302	$19,120
Others	6,220	6,065	4,974

	$30,816	$49,367	$24,094

4)	Payables

	June 30, 2018	December 31, 2017	June 30, 2017
Associates	$421,685	$679,845	$542,850
Joint ventures	—	—	476
Others	3,430	4,340	4,337

	$425,115	$684,185	$547,663

5)	Customers’ deposits

	June 30, 2018	December 31, 2017	June 30, 2017
Associates	$5,438	$5,700	$7,325

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Associates	$—	$60,573	$—	$64,035
Joint ventures	—	—	—	46

	$—	$60,573	$—	$64,081

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended June 30, 2018 was $98,596 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $47,496 thousand. The total rental expense for the six months ended June 30, 2018 was $196,844 thousand, which consisted of an offsetting credit of the prepayment of $102,200 thousand and an additional accrual of $94,644 thousand. The total rental expense for the three months ended June 30, 2017 was $100,673 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $49,573 thousand. The total rental expense for the six months ended June 30, 2017 was $195,011 thousand, which consisted of an offsetting credit of the prepayment of $102,200 thousand and an additional accrual of $92,811 thousand. The prepaid rents (classified as prepayments) as of June 30, 2018, December 31, 2017 and June 30, 2017, were as follows:

	June 30, 2018	December 31, 2017	June 30, 2017
Prepaid rents—current	$204,398	$204,398	$204,398
Prepaid rents—noncurrent	1,447,821	1,550,021	1,652,219

	$1,652,219	$1,754,419	$1,856,617

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Short-term employee benefits	$65,093	$55,022	$149,264	$132,720
Post-employment benefits	2,276	2,151	4,684	4,314
Share-based payment	9,207	394	9,293	788

	$76,576	$57,567	$163,241	$137,822

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	June 30, 2018	December 31, 2017	June 30, 2017
Property, plant and equipment	$2,535,595	$2,550,352	$2,565,109
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,500	2,500	9,548

	$4,536,828	$4,551,585	$4,573,390

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of June 30, 2018, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $27,851 thousand.

b.	Acquisitions of telecommunications equipment of $23,092,829 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,613,800 thousand in July, 2017. The payment of $118,223 thousand has been made as of June 30, 2018.

43.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	June 30, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$33,616	30.46	$1,023,944
EUR	796	35.40	28,194
SGD	2,688	22.34	60,045
JPY	56,427	0.275	15,517
RMB	188	4.593	866
Accounts receivable
USD	144,314	30.46	4,395,802
EUR	22	35.40	773
SGD	105	22.34	2,355
JPY	5,862	0.275	1,612
Non-monetary items
Investments accounted for using equity method
SGD	24,246	22.34	541,654
VND	228,999,463	0.0012	274,799

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	177,913	30.46	5,419,231
EUR	37,521	35.40	1,328,259
SGD	2,159	22.34	48,242
JPY	39,503	0.275	10,863

	December 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$20,224	29.76	$601,877
EUR	757	35.57	26,941
SGD	2,752	22.26	61,270
JPY	97,684	0.264	25,789
RMB	197	4.565	898
Accounts receivable
USD	167,412	29.76	4,982,187
EUR	44	35.57	1,551
SGD	74	22.26	1,639
JPY	39,616	0.264	10,459
RMB	457	4.565	2,088
Non-monetary items
Investments accounted for using equity method
USD	762	29.76	22,731
SGD	21,227	22.26	472,505
VND	215,397,479	0.00119	256,323

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	166,800	29.76	4,963,953
EUR	37,189	35.57	1,322,803
SGD	4,333	22.26	96,442
JPY	45,203	0.264	11,934
RMB	5	4.565	25

	June 30, 2017
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Assets denominated in foreign currencies

Monetary items
Cash
USD	$27,603	30.42	$839,673
EUR	403	34.72	13,998
SGD	218	22.10	4,817
JPY	15,375	0.272	4,182
RMB	2,281	4.486	10,235
			(Continued	)

	June 30, 2017
	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Accounts receivable
USD	$203,462	30.42	$6,189,314
EUR	21	34.72	722
SGD	101	22.10	2,241
JPY	5,898	0.272	1,604
Non-monetary items
Investments accounted for using equity method
USD	771	30.42	23,463
SGD	23,438	22.10	517,989
VND	186,204,657	0.00122	227,276

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	179,367	30.42	5,456,329
EUR	15,109	34.72	524,590
SGD	35	22.10	770
JPY	24,432	0.272	6,645
RMB	55	4.486	246

(Concluded)

The unrealized foreign currency exchange losses were $1,657 thousand and $77,913 thousand for the three months ended June 30, 2018 and 2017, respectively. The unrealized foreign currency exchange gains and losses were gain of $29,866 thousand and loss of $50,968 thousand for the six months ended June 30, 2018 and 2017, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 22 and 39.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

45.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
For the three months ended June 30, 2018
Revenues
From external customers	$16,435,203	$25,679,329	$7,142,097	$3,250,746	$1,150,984	$53,658,359
Intersegment revenues	4,367,357	395,128	936,516	636,378	1,234,430	7,569,809

Segment revenues	$20,802,560	$26,074,457	$8,078,613	$3,887,124	$2,385,414	61,228,168

Intersegment elimination						(7,569,809)

Consolidated revenues						$53,658,359

Segments operating costs and expenses	$14,570,055	$17,775,182	$3,119,975	$3,349,446	$2,781,239	$41,595,897

Segment income before income tax	$4,575,585	$5,056,531	$2,832,444	$178,478	$(112,353)	$12,530,685

For the six months ended June 30, 2018
Revenues
From external customers	$32,238,289	$52,457,904	$14,127,827	$6,217,435	$2,249,262	$107,290,717
Intersegment revenues	8,895,740	878,525	1,811,290	1,214,312	2,303,887	15,103,754

Segment revenues	$41,134,029	$53,336,429	$15,939,117	$7,431,747	$4,553,149	122,394,471

Intersegment elimination						(15,103,754)

Consolidated revenues						$107,290,717

Segments operating costs and expenses	$28,734,886	$37,445,551	$6,120,261	$6,319,033	$5,593,745	$84,213,476

Segment income before income tax	$9,468,656	$9,087,128	$5,415,457	$384,110	$(741,156)	$23,614,195

For the three months ended June 30, 2017
Revenues
From external customers	$16,985,157	$26,788,207	$7,080,372	$3,692,897	$1,124,508	$55,671,141
Intersegment revenues	5,652,579	488,667	1,115,522	570,390	1,069,868	8,897,026

Segment revenues	$22,637,736	$27,276,874	$8,195,894	$4,263,287	$2,194,376	64,568,167

Intersegment elimination						(8,897,026)

Consolidated revenues						$55,671,141

Segments operating costs and expenses	$15,063,891	$18,955,166	$3,188,172	$3,542,881	$2,597,048	$43,347,158

Segment income before income tax	$6,183,133	$3,507,348	$2,930,211	$344,158	$(91,459)	$12,873,391

For the six months ended June 30, 2017
Revenues
From external customers	$33,764,401	$53,445,832	$13,984,576	$6,837,633	$2,172,099	$110,204,541
Intersegment revenues	11,347,740	1,039,357	2,244,811	1,161,703	2,074,089	17,867,700

Segment revenues	$45,112,141	$54,485,189	$16,229,387	$7,999,336	$4,246,188	128,072,241

Intersegment elimination						(17,867,700)

Consolidated revenues						$110,204,541

Segments operating costs and expenses	$29,997,869	$38,309,968	$6,368,620	$6,593,725	$5,064,954	$86,335,136

Segment income before income tax	$12,337,259	$6,527,748	$5,568,784	$641,934	$(403,017)	$24,672,708

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Mobile services revenue	$17,813,373	$19,169,505	$33,850,397	$38,254,459
Local telephone and domestic long distance telephone services revenue	7,629,978	8,095,025	15,180,272	16,135,274
Sales of products	8,930,564	8,705,028	20,715,203	17,239,448
Broadband access and domestic leased line services revenue	5,621,133	5,739,190	11,248,945	11,537,605
Data Communications internet services revenue	5,274,130	5,269,740	10,540,650	10,517,895
International network and leased telephone services revenue	2,191,012	2,672,981	4,100,930	4,873,788
Others	6,198,169	6,019,672	11,654,320	11,646,072

	$53,658,359	$55,671,141	$107,290,717	$110,204,541

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount		Amount of Endorsement/ Guarantee Collateralized by Properties		Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd. ISPOT Co., Ltd. Aval Technologies Co., Ltd.	b c b	$564,318 564,318 564,318	$200,000 150,000 300,000	$200,000 150,000 300,000	$	— 150,000 300,000	$	— — —	3.54 2.66 5.32	$2,821,590 2,821,590 2,821,590	Yes Yes Yes	No No No	No No No	Notes 3 and 4 Notes 3 and 4 Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2018				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,470,159	12	$3,470,159	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVOCI	—	287,575	4	287,575	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	22,167	17	22,167	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	9,004	2	9,004	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	5,123	2	5,123	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVOCI	300,000	296,100	13	296,100	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,509,683	5	2,509,683	Note 2

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,507	9	9,507	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	920	10	920	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	130,076	11	130,076	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	100,000	7	100,000	—
	Powertec Energy Corp.	—	Financial assets at FVOCI	20,000	200,000	2	200,000	—

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	11,598	5	11,598	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on June 29, 2018.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount

Chunghwa Investment Co., Ltd.	Stocks
	Chunghwa Precision Test Tech. Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	12,558	$2,207,100 (Note 1)	—	$—	740	$593,969	$136,767 (Note 1)	$457,202 (Note 2)	11,818	$2,093,369 (Note 1)

Note	1: Including share of profit and other comprehensive income of associates accounted for using equity method.

Note	2: Differences arising from equity transactions are included in additional paid-in capital.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$853,600	1	30 days	$—	—	$61,592	—
			Purchase	719,493	1	30-90 days	—	—	(827,163)	(6)
	CHIEF Telecom Inc.	Subsidiary	Sales	158,755	—	30 days	—	—	32,592	—
			Purchase	144,204	—	60 days	—	—	(22,968)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	346,794	1	30 days	—	—	(259,348)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	2,615,962	5	30-60 days	—	—	(834,946)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	104,710	—	30 days	—	—	80,846	—
			Purchase	238,817	—	90 days	—	—	(53,101)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	168,134	—	90 days	—	—	(46,692)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	104,823	—	90 days	—	—	(73,094)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	196,844	—	30 days	—	—	(47,432)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	226,698	—	30-90 days	—	—	(162,438)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,421,177	21	30-90 days	—	—	905,336	47
			Purchase	760,329	6	30 days	—	—	(46,449)	(2)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	178,304	1	30 days	—	—	(16,891)	(1)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	144,204	13	60 days	—	—	22,968	12
			Purchase	158,464	24	30 days	—	—	(32,288)	(25)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	501,388	79	30 days	—	—	258,409	83
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,615,962	97	30-60 days	—	—	834,900	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	238,817	45	90 days	—	—	53,101	62
			Purchase	104,710	20	30 days	—	—	(80,846)	(96)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	168,134	27	90 days	—	—	46,692	78
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	104,823	9	90 days	—	—	73,094	24

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All inter-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$253,099 (Note 2)	11.93	$—	—	$246,799	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	103,806 (Note 2)	1.46	—	—	—	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,091,452 (Note 2)	6.47	—	—	529,428	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	258,409 (Note 2)	2.47	—	—	101,007	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	834,900 (Note 2)	5.66	—	—	163,841	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,563,176	$213,114	$57,346	Subsidiary (Notes 3 and 7)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,852,209	6,436	6,436	Subsidiary (Note 7)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,575,785	18,217	18,217	Subsidiary (Note 7)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	943,893	70,873	70,873	Subsidiary (Note 7)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	727,982	3,700	11,438	Subsidiary (Note 7)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	468,326	39,426	57	1,549,890	232,033	151,704	Subsidiary (Note 7)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,807,184	105,050	90,385	Subsidiary (Note 7)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	198,325	(2,065)	(2,065)	Subsidiary (Note 7)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	346,794	94,434	92,890	Subsidiary ((Notes 3 and 7)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	184,499	11,822	11,822	Subsidiary (Note 7)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	107,733	155	155	Subsidiary (Note 7)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	252,731	26,692	27,819	Subsidiary (Note 7)

(Continued)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	212,600	(28,209)	(27,406)	Subsidiary (Note 7)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	100,000	1,000	100	93,098	(1,545)	(1,545)	Subsidiary (Note 7)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	97,758	6,804	3,813	Subsidiary (Note 7)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	92,465	20,307	18,216	Subsidiary (Note 7)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	67,756	2,689	3,939	Subsidiary (Note 7)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	55,117	4,261	4,261	Subsidiary (Note 7)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(9,545)	(669)	652	Subsidiary (Note 7)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	305,618	51,547	16,446	Associate

(Continued)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$274,799	$90,516	$27,167	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	110,783	(9,628)	30,020	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	135,699	(13,867)	(3,722)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	99,421	(16,113)	(4,834)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,926	26	128,362	1,232	863	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	47,465	(8,153)	(2,166)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	14,000	(21,398)	(3,218)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	9,676	(33,421)	(4,813)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	846,702	249,891	83,299	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	498,633	(13,093)	(13,093)	Subsidiary (Note 7)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	6,357	(21,398)	(1,432)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	181,817	(12,432)	(58,052)	Subsidiary (Note 7)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,510	100	68,583	2,752	2,752	Subsidiary (Note 7)
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	29,500	10,000	2,950	100	22,595	(6,421)	(6,421)	Subsidiary (Note 7)
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd.	Taiwan	Development of real estate	7,500	—	750	60	7,500	—	—	Subsidiary (Note 7)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	952	(51)	(51)	Subsidiary (Note 7)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	57,534	5,091	5,091	Subsidiary (Note 7)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	—	47,321	—	—	—	—	—	Subsidiary (Notes 4 and 7)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	541,654	141,958	53,944	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	187,963	199,736	11,818	36	2,093,369	372,553	140,378	Subsidiary (Note 7)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,422	2,078	3	78,079	232,033	7,936	Associate (Note 7)

(Continued)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	42,619	213,114	777	Associate (Note 7)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	20,902	(2,092)	(2,092)	Subsidiary (Note 7)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,276	62	62	Subsidiary (Note 7)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	43,742	(3,973)	(3,973)	Subsidiary (Note 7)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	211,508	(2,065)	(2,065)	Subsidiary (Note 7)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate

(Continued)

				Original Investment Amount		Balance as of June 30, 2018			Net Income	Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	$2,393,646	$2,393,646	80,440	100	$460,504	$(12,895)	$(12,895)	Subsidiary (Note 7)
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	—	21,177	—	—	—	(330)	(149)	Associate (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,276	(5,183)	(9,938)	Subsidiary (Note 7)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	16,604	1,084	860	Subsidiary (Note 7)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	38,442	2,713	267	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

Note 5:	Senao International (Samoa) Holding Ltd disposed all shares of HopeTech Technologies Limited in June 2018.

Note 6:	Investment in mainland China is included in Table 7.

Note 7:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2018	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2018	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2018	Accumulated Inward Remittance of Earnings as of June 30, 2018	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$3,835	100	$3,835	$197,429	$—	Note 10
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(18,895)	100	(18,895)	98,383	—	Note 10
Senao International Trading (Shanghai) Co., Ltd. (Note 11)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(968)	—	(968)	—	—	Notes 7 and 10
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	1,662	100	1,662	91,463	—	Notes 8 and 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(1,851)	100	(1,851)	52,755	—	Note 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(654)	75	(492)	113,810	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(3,985)	100	(3,985)	40,642	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	1,841	49	902	6,971	—	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2018	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,395,422
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	221,619,818
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	221,619,818
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,485,075
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,555,699

Note	1: Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 8:	Senao International Trading (Jiangsu) Co., Ltd. was approved to end its business and dissolve in April 2018. The liquidation of Senao International Trading (Jiangsu) Co., Ltd. is still in process.

Note 9:

Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.

Note 10:	The amount was eliminated upon consolidation.

Note 11:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2018

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2018	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$61,592	—	—
					Accrued custodial receipts	191,507	—	—
					Inventories	42,254	—	—
					Accounts payable	827,163	—	—
					Amounts collected for others	190,113	—	—
					Revenues	853,600	—	1
					Operating costs and expenses	677,239	—	1
			CHIEF Telecom Inc.	a	Accounts receivable	32,592	—	—
					Accounts payable	22,968	—	—
					Revenues	158,755	—	—
					Operating costs and expenses	144,204	—	—
			CHYP Multimedia Marketing &	a	Accounts payable	10,644	—	—
			Communications Co., Ltd.		Amounts collected for others	30,624	—	—
					Revenues	14,339		—
					Operating costs and expenses	39,716	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	29,806	—	—
					Accounts payable	259,348	—	—
					Revenues	11,855	—	—
					Operating costs and expenses	346,794	—	—
					Inventories	27,343	—	—
					Property, plant and equipment	98,108	—	—
					Intangible assets	25,574	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	19,337	—	—
					Accounts payable	46,692	—	—
					Revenues	27,544	—	—
					Operating costs and expenses	168,134	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	80,846	—	—
					Accounts payable	53,101	—	—
					Revenues	104,710	—	—
					Operating costs and expenses	238,817	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	11,662	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	17,481	—	—
					Operating costs and expenses	43,761	—	—
			Light Era Development Co., Ltd.	a	Inventories	30,539	—	—
					Operating costs and expenses	18,849	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	103,806	—	—
					Accounts payable	73,094	—	—
					Revenues	77,296	—	—
					Operating costs and expenses	104,823	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	$24,307	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	834,946	—	—
					Operating costs and expenses	2,615,962	—	2
					Property, plant and equipment	27,601	—	—
			Chunghwa Telecom (Thailand) Co., Ltd.	a	Operating costs and expenses	12,043	—	—
			CHT Security Co., Ltd.	a	Accounts payable	36,514	—	—
					Revenues	10,681	—	—
					Operating costs and expenses	63,883	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	31,703	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	47,590	—	—
	2	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	18,206	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note	2: Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2018, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2018.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)